February 28, 2014

VIA EMAIL AND MAIL
Michael R. Clampitt,
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Commercial Credit, Inc. Registration Statement on Form S-1 Submitted January 15, 2014 File No. 333-193360

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 10, 2014, regarding the Company’s Registration Statement on Form S-1 (the "Original S-1") submitted on January 15, 2014. A marked version of the proposed Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”) is transmitted herewith reflecting all changes from the previously filed Registration Statement on Form S-1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

 Registration Statement on Form S-1

General

1.
Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X. Please also provide updated consents in your next filing amendment.

We hereby advise the Staff that we will update our financial statements as necessary in compliance with Rule 3-12 of Regulation S-X. The updated auditors’ consent is filed as Exhibit 23.1 in Amendment No. 1.

Cover Page

2.
Please reconcile your fee table to be consistent with the Prospectus. In this regard, we note that you have registered only 1,495,000 warrants when the Prospectus cover page indicates one warrant will be issued for all shares to be sold in the offering. Please add warrants or state investors will receive one-half warrant for each share purchased in your offering. Similarly, please ensure that you have registered a sufficient amount of common stock underlying your warrants, as we note your disclosure on page 91 that an odd number of warrants will, upon exercise, be rounded up to the nearest whole number of common shares. Moreover, footnote (6) references an over-allotment option yet the Prospectus cover page does not describe an over-allotment option. Revise the Prospectus cover page to clarify that underwriters have an over-allotment option and describe the separate option for the 130,000 shares. Finally, disclose all of the warrant exercise prices on the cover page of the Prospectus, e.g., 50% of the offering price.

In response to the Staff’s comments, we have revised the fee table on the cover of Amendment No. 1 to clarify that each share offered is accompanied with a warrant to purchase one-half of a share. Please note that the over-allotment option is described in the last paragraph on the cover page of the prospectus. In addition, as you requested, we have added to the cover page of the prospectus a description of the representative’s warrant to purchase up to a total of 130,000 shares of common stock.

3.
We note your disclosure on page three that as of the date of this prospectus, none of the initial public offering (IPO) proceeds have in fact been contributed to the registered capital of Wujiang Luxiang due to the applicable governmental agencies not having given their necessary approvals. You further state that you expect such contributions will be finalized in the first quarter of 2014. Please tell us and amend the relevant sections of your filing to address the following:

•	Explain the circumstances surrounding why the applicable government agencies have not approved the IPO proceeds to be contributed to Wujiang Luxiang;

It was the Company’s belief at the time of the IPO that it would be able to get the necessary governmental approvals within 90 days of closing of the IPO. Unfortunately it took longer than expected.  However, approximately $5.6 million of the IPO proceeds have since been transferred to Wujiang Luxiang and we expect, in the next two weeks, to obtain the final approval from the relevant government authority for such funds to be recognized as an increase of the registered capital of Wujiang Luxiang.

•	Explain your basis for concluding that such approvals are expected to occur in the first quarter of 2014. Please also provide an update as to the status of this pending approval;

We hereby advise the Staff that as of the date hereof, approximately $5.6 million of the net proceeds of approximately $7.8 million from our initial public offering have been transferred to Wujiang Luxiang and we expect, in the next two weeks, to obtain the final approval from the relevant government authority for such funds to be recognized as an increase of the registered capital of Wujiang Luxiang.  $1.5 million of the IPO proceeds had been used to satisfy WFOE’s registered capital requirement. The Company has successfully obtained the approval to reduce the WFOE’s registered capital from $10 million to $100,000.  Therefore, the difference between the amounts previously contributed to WFOE’s registered capital and the new $100,000 required amount will be used to further increase the registered capital of Wujiang Luxiang, which we expect to happen in the next few weeks. That would mean that $7.0 million of the IPO proceeds will have been contributed to Wujiang Luxiang’s registered capital. We have included detailed disclosures on page 3 and page 16 of Amendment No. 1 to reflect these facts.

•
Discuss what you have done with the IPO proceeds since August 2013, the IPO date. For example, if you have invested such proceeds, please discuss this in further detail along with the related income received;

None of the IPO proceeds have been invested. As stated above, $5.6 million of the IPO proceeds have been transferred to Wujiang Luxiang and $1.5 million of the IPO proceeds had been used to satisfy WFOE’s registered capital requirement (of which $1.4 million will soon be contributed to Wujiang Luxiang). As stated in the IPO prospectus, $350,000 has been used as an investor relations reserve. The remainder has been used as general working capital including payment of legal counsel and auditors.

•	Discuss whether there are any legal implications as a result of these IPO proceeds not being contributed to Wujiang Luxiang; and

We do not believe there are legal implications since there was clear disclosure in the IPO prospectus about the possibility that the contribution of the IPO proceeds might be delayed, including a specific risk factor on page 19 of the IPO prospectus.

•
We note disclosure on page three that states that “the lending capacity of Wujiang Luxiang is limited to the aggregate of its registered capital, any capital it borrows and profits generated from operation.” Please discuss the financial statement impact that has resulted from these IPO proceeds not being contributed to Wujiang Luxiang and therefore eligible for lending.

As of September 30, 2013, the registered capital of Wujiang Luxiang was $44,063,863. We believe the financial statement impact caused by the delay in having the IPO proceeds used to increase the registered capital of Wujiang Luxiang would be minimal. If the IPO proceeds had been timely contributed to Wujiang Luxiang’s registered capital and then used for making loans in our business at the end of the 90-day period referenced in the IPO prospectus, then the maximum additional amount we could have theoretically earned could have been $180,000 in interest. Since not all the Company’s money is lent out at once, this number probably would have been significantly less.

From our prior experience, new loans made approaching Chinese Lunar New Year (January 31, 2014) would normally be higher risk, as borrowers at that time of year tend to use the proceeds either to repay other debts or pay year end bonuses for its employees. So even if the IPO proceeds had been contributed to Wujiang Luxiang’s registered capital last November, we still would have preferred to lend out these funds after February 2014 to borrowers who would most likely use such proceeds to purchase raw materials.

Business Strategy, page 3

4.	Revise your third paragraph to disclose:

•
The provincial tax rate that Pride Financial Leasing (Suzhou) Co. Ltd (“PFL”) is exempt from as a result of the Wujiang Economic and Technological Development Zone (“WETDZ”) awards; whether other taxes still apply; the frequency that the WETDZ awards will be granted; the portion of PFL taxes that are reserved for WETDZ; the portion of PFL taxes that are reserved for the science and technology award; the “pro rata”, i.e., how much capital gets what size award; and whether the exemption is based on law or contract;

In response to the Staff’s comments, we have included revised disclosures on page 4 and 73 of Amendment No. 1.

•	Whether any of the expected loans will be from related parties; and

We do not expect any of the loans will be from related parties.

•	Whether you will be able to immediately increase the registered capital of PFL with the proceeds from this offering.

Since PFL is a wholly foreign owned subsidiary of CCC HK, it is permissible under the PRC foreign exchange control law for PFL to receive capital contributions directly from CCC HK upon consummation of this offering.  We will, therefore, be able to immediately increase the registered capital of PFL with the proceeds from this offering.

Make corresponding revisions throughout your registration statement.

We have made corresponding changes on pages 4 and 73 of Amendment No. 1.

CCC, page 7

5.	Please amend your filing to reconcile the number of holders of record for your common stock as of the date of your prospectus as we note different amounts disclosed here when compared to page 39.

In response to the Staff’s comment, we have revised the number of record holders on page 7 of Amendment No. 1.

Corporate Structure

PFL, page 10

6.	Revise to disclose how many hours per week Messrs. Qin and Yi will spend with PFL and Wujiang Luxiang, respectively.

In response to the Staff’s comment, we inserted language on page 10 of Amendment No. 1 to reflect that Mr. Qin will spend 16 and 24 hours per week with PFL and Wujiang Luxiang, respectively, and Mr. Yi will spend 6 and 34 hours per week with PFL and Wujiang Luxiang, respectively.

Risk Factors, page 16

7.
Noting the risk factor relating to PFL on page 22, revise to disclose the information on page 4 where the business strategy on PFL is discussed. In addition, advise the staff, with a view towards additional disclosure, whether WFOE or any other related entities have registered capital or registered capital requirements.

In response to Staff’s comment, we have also included additional disclosures in the risk factors on page 16 and page 22 of Amendment No. 1. In addition, we have revised the disclosures on page 4, 66 and 73 to indicate in the discussions about PFL’s business what the registered capital contribution requirement of PFL is, the basis for our belief that we will be able to immediately contribute the proceeds from this offering to increase the registered capital of PFL and our plan to contribute the remainder of the required registered capital.

We hereby advise the Staff that WFOE is required to have a registered capital of $100,000, which has been satisfied.  Wujiang Luxiang is required to have a registered capital of RMB 30 million (approximately $4.7 million) which has been satisfied. Currently, PFL is required to have a registered capital of $50 million, 15% of which was required by December 4, 2013 as the initial contribution. We have orally obtained an extension from the relevant government authority to delay the initial contribution without any monetary penalty. We intend to use most of the proceeds from this offering, which will to be more than adequate, to satisfy the required 15% initial contribution to the registered capital of PFL.

8.
Revise the risk factor at the bottom of page 24 regarding the uncertainty of the preferential tax treatment to disclose if the taxes were paid monthly in 2013, the amount paid through September 30, 201, tax receivable at September 30, 2013, and a clear explanation of how the receivable was calculated.

In response to Staff’s comment, we have revised the disclosure on page 24 of Amendment No. 1 to include the amounts paid and tax receivable as of September 30, 2013 and an explanation of how the tax receivable was calculated.

Risks Relating to This Offering and Our Securities, page 32

9.
Revise your risk factor regarding the use of proceeds on page 34 to prominently note that none of the funds raised in your initial public offering have been used in the manner you disclosed they would be.

Such disclosures about the possible delays in using the IPO proceeds were in the risk factor on page 16 of the Original S-1, which we have further expanded in Amendment No. 1, in response to the Staff’s comment.

Use of Proceeds, page 38

10.
We note that you will retain broad discretion in the use of proceeds from this offering. Refer to Instruction 7 to Item 504 of Regulation S-K and revise to include a detailed discussion of these contingencies.

We have revised the disclosure on page 38 to indicate that the net proceeds from this offering will only be used for the purposes indicated.

Business, page 58

Banking Industry in China, page 58

11.
In your next amendment, please update the information disclosed under this heading with more recent information. For example, we note that the majority of information provided about the City of Wujiang is from 2011. Similarly revise your disclosure, beginning on page 73, under the subheading “Competition for Our Lending and Guarantee Business.”

In response to Staff’s comment, we have provided updated information on pages 58, 60 and 73 of Amendment No. 1.

Our History and Corporate Structure, page 60

12.
Supplementally explain why PFL was organized as a wholly-owned subsidiary and disclose whether direct foreign controlling ownership of a for-profit leasing company has ever been approved by the relevant government authorities. Please also provide us with an English translation of the organizing documents of PFL and any pertinent regulations.

Pursuant to the Measures for the Administration of Foreign Investment in Leasing Industry issued by MOFCOM effective on March 5, 2005, foreign investment is permitted in the financial leasing industry. PFL obtained the approval from the Ministry of Commerce, the competent authority to approve establishment of foreign-invested financial leasing companies, on August 29, 2013. Per the Staff’s request, we have also included the English translation of the organizing documents (which include the Certificate of Approval and Business License) of PFL as Exhibit 99.6 and the English translation of the Measures for the Administration of Foreign Investment in Leasing Industry as Exhibit 99.7 to Amendment No. 1.

Our Business, page 62

Our Services, page 63

Financial Leasing Services, page 66

13.
We note your disclosure on page 22 that pursuant to Foreign Wholly-Owned Enterprise Law and relevant implementation rules, 15% of the U.S. $50 million registered capital of PFL is required to be contributed within three months of PFL obtaining its business license on September 5, 2013 and the remainder to be contributed within two years after the business license is granted. Given that the proceeds from the current offering are to be utilized primarily for the initial contribution to PFL, please revise to disclose your plans for raising the remaining registered capital within the prescribed time period.

In addition to the required 15% initial payment coming from the proceeds of this offering, we plan to contribute the remainder of the required registered capital of PFL from cash generated by PFL’s operations and proceeds raised from future public and/or private offerings of CCC. We have included additional disclosure on page 22 of Amendment No. 1 about the risks associated with the failure to contribute the remainder of the required registered capital.

14.
Further revise to disclose your plans for initiating business operations through PFL, including but not limited to, the relevant information contained in the second and third risk factors on page 22 and the disclosure required by Items 101(h)(4)(vii)-(ix), (xii) of Regulation S-K.

In response to Staff’s comment, we have expanded the disclosure on page 66 of Amendment No. 1.

Loan/Guarantee Application, Review and Approval Process, page 66

15.	We note disclosure on page 67 of the applications processed and rejected during both 2011 and 2012. Please amend your filing to provide similar disclosures for 2013.

In response to Staff’s comment, we have provided similar disclosure for 2013 on page 67 of Amendment No. 1.

Description of Our Financial Leasing Business, page 68

16.
Please provide support for your belief that the residual value of the leased assets at the end of the lease term “will be nominal in most cases” and revise to disclose your plans for assets that are not purchased by lessees at the end of the lease term.

In response to Staff’s comment, we have revised the disclosure on page 70 of Amendment No. 1 to indicate that the lessees will be contractually obligated to pay a nominal price or automatically acquire title of the leased assets at the end of the lease term pursuant to the agreements we plan to enter into with the lessees.

Collateral and Default Assumptions, page 70

17.
Please tell us and amend your filing to explain in further detail how you determined that a loan loss provision of 3% of the lease balance would be representative of the probable losses inherent in your leasing portfolio, considering your disclosure on page 78 that “there is no clear guidance in the reserve requirement for financial leasing companies”. Please also reconcile your current disclosure to the “Five-Tier Principal” allocation percentages disclosed on page 72 and revise your filing accordingly.

In response to Staff’s comment, the reference to the loan loss provision of 3% of the lease balances has been deleted on page 70 of Amendment No. 1 upon our consultation with Dacheng Law Offices. Pursuant to the Rules for the Implementation of the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises effective on July 1st, 1991, foreign owned financial leasing entities were required to have a loan loss provision of 3% of the lease balance.  In January 1st, 2008, such regulation was revoked.  As such, there is no clear guidance on the reserve requirement for foreign invested financial leasing companies.  We believe the five-tier reserve should be sufficient to cover potential loan loss in the first few years of PFL’s operations. We may adjust these rates as we roll out our operations.

Business Strategy, page 72

18.	Revise your disclosure on page 73 to discuss your business strategy if you are unable to increase the registered capital of Wujiang Luxiang.

As stated above, approximately $5.6 million of the IPO proceeds have been transferred to Wujiang Luxiang and an additional $1.4 million of the IPO proceeds currently held by WFOE will be transferred to Wujiang Luxiang to further increase its registered capital in the next few weeks. Therefore, our business strategy remains as described on page 73.

Applicable Government Regulations, page 75

Direct Loans, page 77

19.
We note that you and other “companies are assessed and ranked” by the Finance Office of Jiangsu Province and that “companies in the highest ranking…enjoy preferential treatment.” Revise to disclose your rank from the most recent assessment, your expectations for future assessments, and explain any instances when and how your ranking materially affected your business.

In response to Staff’s comment, we have provided expanded disclosures on page 77 of Amendment No. 1.

Summaries of Certain Key PRC Laws, page 78

20.	Please revise your disclosure underneath this subheading to specifically apply these regulations to your company, your subsidiaries, and Wujiang Luxiang.

In response to Staff’s comment, we have revised the disclosures in this section to specifically apply these regulations to Wujiang Luxiang, which is the only entity subject to these regulations.

Legal Proceedings…, page 85

21.	Revise to disclose the information required by Item 401(g)(1) of Regulation S-K, as appropriate.

In response to Staff’s comment, we have revised the disclosures to indicate Regeneration Capital Group LLC is not involved in any of the events enumerated in paragraphs (f)(1) through (f)(6) of Item 401 of Regulation S-K that occurred during the past five years and that are material to a voting or investment decision.

Executive Compensation, page 86

Summary Compensation Table, page 86

22.
We note that Mr. Qin and Mr. Yi received $58,536 and $48,780, respectively, in salary during fiscal year 2013, despite narrative disclosure on pages 86 and 87 that their annual base salaries under their employment contracts were $75,000 and $50,000. Please revise to explain this apparent discrepancy.

Each of Mr. Qin and Mr. Yin has agreed to waive the difference between the amount he was entitled to pursuant to his employment agreement and the actual amount he was paid by the Company.  We have revised the footnotes to the executive compensation table on page 86 of Amendment No. 1 accordingly.

Certain Relationships and Related Transactions, page 88

23.	Revise to identify Regeneration Capital Group as a promoter and any other disclosure required by Item 404(d)(2) of Regulation S-K.

In response to Staff’s comment, we have identified Regeneration Capital Group LLC as a possible promoter during the past five fiscal years and included  the other disclosures required by Item 404(d)(2) of Regulation S-K on page 88 of Amendment No. 1.

Options, Warrants and Rights, page 90

24.
Please revise your first paragraph under this heading to identify the warrants that are outstanding or being offered before stating “no [other] options, warrants, or similar rights” exist. Please also identify the underwriter’s warrants from this offering, as disclosed on page 92.

In response to Staff’s comment, we have revised the disclosures on page 90 of Amendment No. 1 accordingly.

Warrants Issued in this Offering, page 91

25.
We note that purchasers will receive a warrant with every share acquired in this offering. Please revise to clarify whether the selling shareholders will compensate you for issuing these warrants and tell us how you plan to account for these warrants upon issuance, citing the relevant authoritative guidance relied upon.

Warrants to purchase one half of one share will be issued as an incentive for investors to purchase the shares to be sold in the offering. Even though the warrant coverage offered by the Company makes the offering by the selling shareholders more attractive, the Company will not be compensated for the incidental benefits. We have included revised disclosure on page 91 accordingly.

Upon issuance, the warrants will be accounted for as follow:

(a)	Segregate the warrants into the following buckets:

	Numbers of warrants	Underlying common shares
Related to the new shares offering by the Company	2,526,923	1,263,462
Related to the shares to be offered by existing shareholders	73,077	36,539
Overallotment options *	390,000	195,000
Underwriter’s warrant	1	130,000
Total units registered related to warrants/options	2,990,001	1,625,000

* The over-allotments options are not in the form of warrants. They are considered freestanding options as they remain with the underwriter when the securities are sold to the ultimate investor, therefore no further analysis is needed for derivative treatment.

(b)	Allocate proceeds between common stock and warrants: Relative Fair Value Determination

	Underlying common shares	Unit value		Total value	Relative fair value
Warrants-accompanied by new shares offered by us	1,263,462	$2.95	*	3,727,213	3,060,364
Warrants- accompanied by shares offered by the selling shareholders	36,539	$2.95	*	-	-
Warrants-underwriters	130,000	$3.18	*	413,400	339,437
Common stock-Secondary	73,077	$7.52		-	-
Common Stock-Primary	2,526,923	$7.52		19,002,461	15,602,660
				$23,143,074	$19,002,461

* Black Scholes value for illustration only, the actual calculation may vary.

(c)
Evaluate and determine the equity or liability classification of the warrants under ASC 815:

The Company determined that the warrants are considered indexed to the Company’s own stock under ASC 815-10-15-74 and are to be classified in stockholders’ equity.

(d)	Accounting for the warrants upon issuance:

a.	The relative fair value of the warrants issued in connection with the new shares offering and the warrant issued to the underwriter will be offset to additional-paid-in capital under ASC 505

b.
The cost of the warrants issued in connection with the secondary offering by existing shareholders will be treated as deemed dividend to selling shareholders. The cost of the warrants will be measured using Black Scholes Option Pricing Method.

For illustration purpose, the Company assumes all shares in the offering are sold at the offering price of $7.52 per share.

Propose Journal Entry:

(a)	Upon receiving cash from investors and issuance of shares and related warrants on new shares sold.

	Debit	Credit
Dr. Cash	19,002,461
Cr. Common Stock par		2,527
Cr. APIC-Common Stock		15,600,133
Cr. APIC-Warrants (new shares and underwriter’s warrants)		3,399,801

(b)	Upon issuance of warrants related to selling shareholders’ shares, the Company records the cost of the warrants at their fair value of $2.95, measured using Black Scholes Option Pricing Method.

	Debit	Credit
Dr. Deemed dividend	107,787
Cr. APIC		107,787

(c)	Upon exercise of warrants

	Debit	Credit
Dr. Cash	xxx
Cr. Common Stock, at par		xxxx
Cr. APIC		xxxx

26.	Please revise to clarify whether the exercise price of the warrants is 140% of the price per single share, or 140% of the price per one-half share, of the common stock sold in this offering.

In response to Staff’s comment, we have revised the disclosure on page 91 of Amendment No. 1 to clarify the exercise price of the warrants is 140% of the price per whole share.

27.
Refer to the second paragraph under this heading. Please do not qualify your discussion in this section. Although you may refer investors to the attached form of warrant agreement for more detailed information, you must provide all of the material terms in this section.

In response to Staff’s comment, we have made the requested changes on page 91 of Amendment No. 1.

Selling Stockholders, page 95

28.
Revise your disclosure under this subheading to identify if any of the sellers are broker/dealers or affiliates of broker/dealers and also disclose the natural person(s) with voting and investment control over the securities held by the various entities listed. See CD&I Question 140.02 from the Regulation S-K CD&I’s. In addition, revise the  narrative to disclose when the shares were acquired and why they are being registered as opposed to other shares being registered for resale, e.g., an agreement, etc.

In response to Staff’s comment, we have included additional disclosure on page 95 of Amendment No. 1.

Underwriting, page 99

29.	Revise your table to show the separate amounts of underwriting discounts and commissions to be paid by the company and the selling shareholders. Refer to Item 508(e) of Regulation S-K.

In response to Staff’s comment, we have revised the table accordingly.

Notes to Unaudited Consolidated Financial Statements

Note 7. Allowance for Loan Losses, page F-41

30.
We note your disclosure on page F-42 that “to the extent the mandatory loan loss reserve rate of 1% as required by PBOC differs from management’s estimates, the management elects to use the higher rate. As of September 30, 2013, the Company utilized Specific Reserve in estimating the loan loss as it is higher than General Reserve of 1%.” This disclosure does not appear to be consistent with your critical accounting policy disclosure related to Allowance for loan losses and loan impairment on page 57. Please tell us and revise your filing to clarify this discrepancy.

In response to Staff’s comment, we have deleted the critical accounting policy disclosure on page F-19 and page 57 that “Due to the short term nature of the loans receivable and based on the Company’s past loan loss experience, the Company only includes General Reserve in the loan loss reserve.” As per the accounting policy, the management assessed the allowance at the higher of 1% or the five-tier approach.

31.
On a related note, please tell us how you determined that The Provision Guidance issued by the PBOC, and disclosed on page F-42, allows you to utilize either the Specific Reserve or the General Reserve as opposed to considering them as separate components of an overall allowance for loans losses.

The Provision Guidance requires banks to make a reasonable estimate of potential loan losses based on prudent accounting principles and make adequate provisions accordingly. The new Provision Guidance specifies three types of loan loss provisions and designating “reference percentages” to each type. However, the Provision Guidance is not clear whether to include all three types as an overall allowance for loans losses or to treat each type as a standalone provision.

Below are the official quotes from the Provision Guidance translated in English (the complete document is attached in exhibit) and our interpretation:

“ Article 2. Banks shall reasonably estimate possible loan loss and timely set aside provisions for loan losses in accordance with the prudent accounting principle. Provisions for loan losses include general, special and specific reserves.

General reserves are funds set aside based on a certain percentage of the total loans outstanding and used for covering unidentified possible loan loss. Special reserves are funds set aside based on the ratio of the loss to the whole amount after the risk-based classification in line with The Guidelines of Risk-based Classification of Loans and used for covering special losses. Specific reserves are funds set aside covering losses out of risks of a state, region, an industry or a type of loans.”

Article 3. The base for provisioning of loan losses refers to the assets that are to incur risks and losses, including loans (mortgaged, pledged or guaranteed loans), overdrafts on bank cards, discounts, advance payments for banker's acceptance drafts, letters of credit and guarantees, trade finance for inward and outward bills, and call loans.

Article 4. Banks shall set aside the general reserves on quarterly basis, and the general reserves outstanding as of the end of the year may not be less than 1% of the loans outstanding. The general reserves set aside by banks shall be included in their subordinated capital in calculating the capital adequacy ratio in line with related provisions of The Basle Accord.

Article 5. Banks may set aside special reserves on quarterly basis by consulting and following the following percentages: the provision is set aside for loans to be watched by 2%, that for substandard loans by 25%, that for doubtful loans by 50%, that for loss loans by 100%. Among them, provisions for losses of substandard and doubtful loans may be set aside with a range of 20%.

Article 6. Specific reserves may be set aside by banks in their discretion on quarterly basis by a percentage determined according to the specific risk scenario of loans of various types (eg. various states or industries), probability of losses and historical experience.”

We interpret Article 4, 5 and 6 in the context of the purpose of the Provision Guidance which is set forth in Article 2. We believe our policy to utilize a provision rate higher than the minimum 1% required by General Reserve is a prudent accounting principle.

In addition to the above considerations, we also evaluate our provision policy against the historical evolvement of loan loss provision method used in the banking industry in China. Prior to 2000, Chinese banks could only make a maximum of 1% provision on gross customer loan balances at each year end. Since 2000, banks are permitted to make higher provisions based on the recoverability of loans and on January 1, 2002, PBOC (People’s Bank of China) implemented the Provision Guidance which incorporates the 1% allowance as General Reserve. Therefore, we believe the General Reserve is intended to be the floor for loan loss provision to prevent banks from inappropriately categorizing their loan portfolio to obtain a provision rate lower than 1% and not as a component of an overall allowance.

Additionally, according to Article 4, the general reserves should be calculated at 1% of total loans outstanding, while Article 5 and 6 tend to imply that the special and specific reserve are to be calculated based on the same total loans outstanding but at different percentages based on different classifications. If all three reserves are to be combined as an overall allowance, the provision will be overstated as the same pool of outstanding loans will be assessed twice at different percentages.

32.
Taking into consideration your tabular disclosure on page F-43 of your loan portfolio by aggregate pass rating and classified ratings, please provide us your calculation showing how you utilized the Provision Guidance issued by the PBOC in estimating your loan loss reserve at September 30, 2013. Please also tell us how this calculated amount relates to your total amount of your loan loss reserve according to management’s estimates considering your overall Allowance for loan losses and loan impairment policy.

Below is our calculation of loan loss reserve as of September 30, 2013:

	Loans Outstanding		Provision	Loan Loss Reserve		Total
	Business	Personal	for loan loss	Business	Personal
Normal	$50,915,654	$35,241,459	0%	$-	$-	$-
Special Mention	1,025,407	537,118	2%	20,508	10,742	31,251
Substandard	81,382	81,382	25%	20,346	20,346	40,691
Doubtful	1,767,286	862,644	50%	883,643	431,322	1,314,965
Loss	0	0	100%	-	-	-
	$53,789,729	$36,722,603		$924,497	$462,410	$1,386,907
Loan loss reserve rate				1.72%	1.26%	1.53%

The loan portfolio is first classified by our risk assessment system using quantitative measures and the appropriate rate is applied to each classification.  As shown in the table above, the computed loan loss reserve rates exceed the General Reserve rate of 1%. Then, the Company compared these calculated amounts with historical average default rate, which has been zero since the Company has no actual losses since its inception, and further analyzed the adequacy of the provision based on qualitative factors, including borrowers’ current financial conditions, the economics of the industry and the findings from site visits. If the qualitative factors indicated the provision was inadequate, the Company would have then revised the provision.

****************

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel, Esq., at (212) 370-1300.

Very truly yours,

/s/ Huichun Qin
Huichun Qin